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ANNUAL AUDITED REPORT
FORM X-17A-5 ⚹
PART III

SEC FILE NUMBER
8-69113

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___10/01/17___ AND ENDING ___09/30/18___
MM / DD / YY   MM / DD / YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westpac Capital Markets LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM ID. NO.

575 Fifth Avenue, Floor 39
(No. and Street)

New York   NY   10017
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Glynn   (212) 751-4422
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — if individual, state last, first, middle name)

300 Madison Avenue   New York   NY   10017
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

AFFIRMATION

I, Mark van der Griend, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westpac Capital Markets LLC, as of September 30, 2018, are true and correct. I further affirm that neither the company nor any partner, officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

Notary Public

Chief Executive Officer, Westpac Capital Markets, LLC
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** _For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._

Westpac Capital Markets LLC
Contents
September 30, 2018

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to the Statement of Financial Condition	3-6

Westpac Capital Markets LLC



Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of Westpac Capital Markets LLC:

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying Statement of Financial Condition of Westpac Capital Markets LLC as of September 30, 2018, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

November 19, 2018

We have served as the Company's auditor since 2013.

Westpac Capital Markets LLC
Statement of Financial Condition
September 30, 2018

	$
Assets	
Cash	32,613,505
Fees receivable	805,702
Deferred tax asset	125,787
Due from affiliates	31,787
Prepaid expenses	4,211
Total Assets	**33,580,992**
Liabilities and Member's Equity	
Liabilities	
Discretionary bonus payable	310,000
Due to others	135,354
Income taxes payable	631,525
Total Liabilities	**1,076,879**
Commitments and Contingencies (Notes 6)	
Member's Equity	32,504,113
Total Liabilities and Member's Equity	**33,580,992**

The accompanying notes are an integral part of this financial statement.

1. Business

Westpac Capital Markets LLC ("the Company"), a Delaware limited liability company, was incorporated on June 7, 2012. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and became a member of the Financial Industry Regulatory Authority ("FINRA") on January 15, 2013. The Company operates as an underwriter or selling group participant and is a chaperoning broker-dealer involved in the brokerage of Australian and New Zealand interest rate and credit fixed income products to institutional clients. The Company executes, clears and settles all securities transactions through Westpac Banking Corporation and its subsidiaries ("The Parent Bank"), as permitted by Securities and Exchange Commission ("SEC") Rule 15a-6.

The Company is a wholly owned subsidiary of Westpac Capital Markets Holding Corporation ("the Parent"), a Corporation registered in Delaware. The Parent is wholly owned by Westpac Overseas Holding Pty Limited, a company organized in Australia (the "Indirect Owner"), which is wholly owned by the Parent Bank, also organized in Australia. Westpac Banking Corporation's New York Branch ("the Branch") is a branch office of the Parent Bank and is located in New York City.

2. Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash

The Company considers demand deposits accounts to be cash. Cash consist of cash deposits held in an account at a major financial institution and therefore are subject to the credit risk at the financial institution. The amount on deposit at this institution exceeds the maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC"). However, the Company has not experienced any losses in such account and does not believe there to be any significant credit risk with respect to this deposit.

Income Taxes

The Company is a single member limited liability company which check-the-box to be treated as a corporation as of October 1st of 2017 for U.S. tax purposes; the Company will file together with its Parent's Consolidated Federal tax return. For New York State and New York City purposes, the Company has agreed to file on a combined basis with the Branch's Franchise Tax Return. Pursuant to tax sharing agreements, the Company settles taxes payable/receivable with the tax authorities on behalf of the Parent for its Federal tax return. For New York State and New York City tax purposes the branch settles with the tax authorities and the Company settles its tax payable/receivable with the Branch. To the extent the Company's income taxes are in excess of amounts due to tax authorities, the Company pays the excess amounts to the Parent or the Branch.

The Company's income taxes are calculated based upon statutory rates applied to the Company's earnings as if it were filing separate income tax returns. The Company's allocated share of income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Accounting Standards Update For The Financial Period Ended September 30, 2018

Effective upon the company's adoption of ASU 2016-09 'Improvement to employee shared based payment accounting' on October 1, 2017 all tax-effects related to share based payments are recorded through tax expense in the period during which the awards are exercised or vest. The adoption of ASU 2016-09 'Improvement to employee shared based payment accounting' did not have a material effect on the statement of financial condition of the Company.

3. Related Party Transactions

The Company had a net receivable from the Branch, an affiliate, which amounted to $3,758 on the statement of financial condition as at September 30, 2018. The Company recognized a receivable of $157,211 which resulted from a cost-plus contractual agreement with the Branch. This receivable is offset by a payable to the Branch of $153,453 under an Expense Sharing Agreement ("the ESA").

The Company had a net receivable from the Parent Bank, an affiliate, which amounted to $28,029 on the statement of financial condition as at September 30, 2018. This related to the selling/distribution of securities and underwriting fees collected by the Parent Bank.

Under a service agreement with the Parent Bank and pursuant to SEC Rule 15a-6, the Parent Bank executes, clears and settles all securities transactions on behalf of the Company. Through the agreement, the Company fulfills its requirements under Rule 15a-6(a)(3) to issue required confirmation statements to U.S. investors and maintain appropriate books and records with respect to transactions entered into by the Company under the Agreement.

A failure to receive or failure to deliver is the outcome in a transaction where one of the counterparties in the transaction fails to meet their respective obligations on the settlement date of a transaction. When failure to receive or failure to deliver occurs, one of the parties to the transaction has either not delivered the cash to pay for the transaction or not delivered the underlying assets that are to be delivered under the transaction. As the Company is effecting transactions on behalf of its Parent Bank, failures to receive or failures to deliver are reported on the Company's balance sheet as a receivable or payable from the third party customer with an offsetting payable to or receivable from the Parent Bank. At September 30, 2018, the Company did not have any failed trades.

4. Stock Based Compensation

The Restricted Share Plan (RSP) provides the Company with an instrument for attracting and rewarding key employees. Under the RSP, shares in the Parent Bank, Westpac Banking Corporation have been allocated to eligible employees with vesting subject to remaining employed with the Company for a period determined by the Board of the Parent Bank. Shares in the RSP are held in the name of the employee and are restricted until satisfaction of the vesting conditions. The vesting period of these awards range from one to three years.

The Company separately recognizes compensation expense for each tranche of each award as if it were a separate award with its own vesting date. For each tranche, compensation expense is recognized on a straight-line basis from the grant date until the vesting date of the respective tranche. Compensation expense for shares under the RSP is measured based on the number of shares granted multiplied by the stock price at the grant. The Company is allocated a percentage of compensation expense for each eligible employee based upon its expense sharing agreement between the Company and the Branch.

The Company has also realized tax benefits on excess tax deductions from the increase in the intrinsic value of awards during the period for which the employees were providing services to the Company.

5. Income Taxes

On December 22, 2017, President Trump signed the Tax Act into law. The Tax Act significantly revises the U.S. corporate income tax regime by, among other changes, lowering the U.S. Federal corporate income tax rate from 35% to 21%, effective January 1, 2018. A blended tax rate of 24.5% was applied to calculate the total tax provision for year ended September 30, 2018.

For the year ended September 30, 2018, the effective tax rate differs from the blended tax rate of 24.5% primarily due to state and local income taxes, the impact of tax reform on deferred tax assets balance and nondeductible expenses.

The components that make up the deferred tax asset are as follows:

Deferred Tax Assets

	$
Bonus expenses not deductible for tax purpose	88,761
Deferred compensation	37,026
Gross deferred tax assets	125,787
Deferred tax liabilites	-
Gross deferred tax liabilities	-

The Company has not provided a valuation allowance for the deferred tax asset as of September 30, 2018, as management believes that it is more likely than not there will be sufficient taxable income recognized in future years to utilize the existing benefit of the deferred tax asset.

There are no tax years currently under examination at a federal, state or local jurisdiction. Tax returns for fiscal years ended 2015, 2016, and 2017 can be subject to tax exams for federal, state and local jurisdictions.

The Company has no unrecognized tax benefits at September 30, 2018. In addition, the Company has concluded that it does not have any material uncertain tax positions.

As of September 30, 2018, $453,698 of income taxes payable is due to the branch in connection with the combined New York State and New York City tax returns.

6. Commitments and Contingencies

The Company pays an allocation for rent and occupancy expense under the ESA with the Branch. Rent and occupancy expense is allocated to the Company. There are no quantifiable future minimum commitments under the ESA. The Company expects to be allocated expenses in future years based on the ESA.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company or that have not yet occurred.

In connection with its underwriting activities, the Company may, from time to time, enter into firm commitments for the purchase of securities in return for a fee. These commitments require the Company to purchase securities at a specified price. Securities underwriting exposes the Company to market and credit risk, primarily in the event that, for any reason, securities purchased by the Company cannot be distributed at anticipated price levels. At September 30, 2018 the Company had no open underwriting commitments.

7. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, and uses the Alternative Net Capital Method as permitted by the rule equal to the greater of $250,000 or 2% of the aggregate debit balances arising from customer transactions. At September 30, 2018, the Company had net capital of $31,536,626, which was $31,286,626 in excess of its minimum requirement of $250,000.

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) of that rule.

8. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statements through November 19, 2018, the date the financial statements were available to be issued. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.



Report of Independent Registered Public Accounting Firm

To the Board of Managers and Management of Westpac Capital Markets LLC:

We have reviewed Westpac Capital Markets LLC's assertions, included in the accompanying Westpac Capital Markets LLC Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(i) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended September 30, 2018 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended September 30, 2018.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

November 19, 2018

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

\|\|/estpac
Capital Markets, LLC

Westpac Capital Markets, LLC
Exemption Report

Westpac Capital Markets LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 *(k)(2)(i)*.

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the year ended September 30, 2018 without exception.

Westpac Capital Markets LLC

I, Mark van der Griend, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Chief Executive Officer, Westpac Capital Markets, LLC

November 19, 2018